Katherine Z. Solomon Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0956 Tel (213) 486-9611 Fax capitalgroup.com

November 29, 2019

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Insurance Series (the “Registrant” or the “Series”)

     File Nos. 002-86838 and 811-03857

Dear Mr. Oh:

This letter is in response to the oral comments you provided on October 28, 2019 to the Registrant’s Post-Effective Amendment No. 90 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 90 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Registrant registered six new funds it seeks to offer: (1) American Funds IS 2035 Target Date Fund; (2) American Funds IS 2030 Target Date Fund; (3) American Funds IS 2025 Target Date Fund; (4) American Funds IS 2020 Target Date Fund; (5) American Funds IS 2015 Target Date Fund; and (6) American Funds IS 2010 Target Date Fund (collectively, the “Target Date Funds,” and each individually, a “Target Date Fund”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on December 6, 2019 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual Target Date Fund or individual class of shares of such Target Date Fund apply equally to each of the Registrant’s other Target Date Funds or classes of shares of such Target Date Funds, as applicable, with similar disclosure.

Facing Sheet

1.	Please include on the facing sheet the captions “Title of Securities Being Registered” and “Approximate Date of Proposed Public Offering” and provide the appropriate disclosure to follow each of those captions.

Response: We have updated the facing sheet to address this comment, as follows:

Title of securities being registered:

Beneficial interests in Class 1, Class 1A, Class 2 and

Class 4 shares of American Funds Insurance Series

Approximate date of proposed public offering:

As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing become effective on December 6, 2019,

pursuant to paragraph (a) of Rule 485.

Front Cover Page

2.

We note that the Rule 30e-3 legend is not consistent in its use of the terms “financial intermediary” and “insurance company.” Please review the disclosure and, if appropriate, add references to financial intermediaries or remove the lone reference to financial intermediary.

Response: We have reviewed the Rule 30e-3 legend and believe that no revisions to the disclosure are required. Practically speaking, because the Registrant’s funds can be purchased by variable annuity policyholders either through an insurance company or through a financial intermediary, we believe that policyholders should and would be able to request paper copies of a fund’s shareholder reports from either source; however, the ultimate obligation to deliver paper copies lies with the insurance company. Accordingly, our current disclosure appropriately distinguishes between insurance companies and financial intermediaries.

Summary Prospectus

3.	In the section captioned “Investment objectives,” please include a brief explanation of the term “target date.” Response: We have updated the disclosure to address this comment, as follows:

Investment objectives Depending on the proximity to its target date, which we define as the year that corresponds roughly to the year in which the investor expects to retire, the fund will seek to achieve the following objectives to varying degrees: growth, income and conservation of capital. The fund will increasingly emphasize income and conservation of capital by investing a greater portion of its assets in fixed income, equity-income and balanced funds as it approaches and passes its target date. In this way, the fund seeks to balance total return and stability over time.

4.

In the section captioned “Fees and expenses of the fund,” please revise the lead-in narrative to the expense example to reference both insurance contract fees and expenses.

Response: We have updated the disclosure to address this comment, as follows:

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

5.

In the “Annual fund operating expenses” table, please include a caption for shareholder fees. If the fund does not charge any shareholder fees, please note that the caption is not applicable.

Response: The fund does not charge shareholder fees. Accordingly, and because Instruction 1(c) to Item 3 of Form N-1A provides that a fund may omit a caption from the “Annual fund operating expenses” table if the fund does not charge the fees or expenses covered by such caption, we will not include the caption at this time. However, we will reconsider doing so on a holistic basis — that is, for all funds within the Series — at the next annual renewal of the Registrant’s registration statement.

6.

The “Annual fund operating expenses” table and expense example for each Target Date Fund have been left blank. Please include in your response letter the completed “Annual fund operating expenses” table and expense example.

Response: The completed “Annual fund operating expenses” table for each Target Date Fund is included as Exhibit A to this response letter. We note supplementally that any expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the Amendment and that there will be no recoupment of previously reimbursed expenses. Additionally, any expense reimbursement or fee waiver arrangement is reflected in the fund’s expense example only for the period for which such expense reimbursement or fee waiver arrangement is expected to continue.

7.

Please clarify that no portfolio turnover rate is disclosed as the fund has not yet commenced investment operations.

Response: We have updated the disclosure to address this comment by adding the following sentence to the paragraph captioned “Portfolio turnover” in the “Fees and expenses of the fund” section of the prospectus: “Because the fund has not commenced investment operations as of the date of this prospectus, information regarding the fund’s portfolio turnover rate is not shown.”

8.

In the section captioned “Principal investment strategies,” please clarify what a target date fund is and identify the type of shareholder for whom each fund is designed. In doing so, please consider describing the concept of a glide path and clarifying whether investors are expected to make additional investments after the target date has been reached.

Response: We have updated the disclosure to address this comment, as follows:

Principal investment strategies The fund will attempt to achieve its investment objectives by investing in a mix of American Funds in different combinations and weightings. The underlying American Funds represent a variety of fund categories, including growth funds, growth-and-income funds, equity-income funds, balanced funds and fixed income funds. The fund categories represent differing investment objectives. For example, growth funds seek long-term growth primarily through investing in both U.S. stocks and stocks of issuers domiciled outside the U.S. Growth-and-income funds seek long-term growth and income primarily through investments in stocks. Equity-income and balanced funds generally strive for income and growth through stocks and/or fixed income investments, while fixed income funds seek current income through investments in bonds or in other fixed income instruments.

The fund is designed for investors who plan to retire in, or close to, the fund’s target date — that is, the year designated in the fund’s name. However, investors may purchase shares of the fund throughout the life of the fund, including after the target date. In an effort to achieve the fund’s overall investment objective, the fund will continue to provide meaningful equity exposure after the target date has passed.

The fund’s investment adviser periodically reviews the investment strategies and asset mix of the underlying funds and may ~~periodically~~, from time to time, rebalance or modify the asset mix of the funds and change the underlying fund investments. The investment adviser may also determine not to change the underlying fund allocations, particularly in response to short-term market movements, if in its opinion the combination of underlying funds is appropriate to meet the fund’s investment objective.

According to its current investment approach, the investment adviser will continue to manage the fund for approximately thirty years after the fund reaches its target date. As reflected in the glide path below, the fund’s asset allocations will change throughout this thirty-year period. Thirty years after its target date, the fund may be combined with other funds in a single portfolio with an investment allocation that will not evolve beyond that which is in effect at that time.

The following glide path chart illustrates the investment approach of the fund by showing how its investment in the various fund categories will change over time. The glide path represents the shifting of asset classes over time and shows how the fund’s asset mix becomes relatively more conservative — both prior to and after retirement — as time elapses. Although the glide path is meant to dampen the fund’s potential volatility as retirement approaches, the fund is not designed for a lump sum redemption at the retirement date. The fund’s asset allocation strategy promotes asset accumulation prior to retirement, but it is also intended to provide meaningful equity exposure throughout retirement to deliver capital growth potential. The fund may seek dividend income to help dampen risk while maintaining equity exposure, and may invest in fixed income securities to help provide current income, capital preservation and inflation protection. The allocations shown reflect the target allocations as of December 6, 2019.

We note supplementally, in response to an inquiry from the Staff, that the Target Date Funds are not designed for a lump sum redemption at the targeted retirement date. Rather, as further described in the updated disclosure set forth above, the funds are managed for approximately thirty years after the fund reaches its target date. The fact that a fund’s target date has passed should not be taken to mean that there is no market for the fund. Typical annuity purchasers are aged between 50 and 75, and American Funds IS 2015 Target Date Fund and American Funds IS 2010 Target Date Fund are designed specifically for investors, including retirees, at the upper end of that range.

9.

The terms “bonds” and “fixed income” are used interchangeably in the section captioned “Principal investment strategies” and elsewhere in the prospectus. As the two terms have differing meanings, please review and revise the disclosure as needed to ensure the terms are being used appropriately. For example, please consider whether the relevant universe of underlying funds is appropriately described as “bond funds” or “fixed income funds.”

Response: We have updated the disclosure throughout the prospectus to address this comment. For instance, we have made the following revisions to the first paragraph of the “Principal investment strategies” section:

Principal investment strategies The fund will attempt to achieve its investment objectives by investing in a mix of American Funds in different combinations and weightings. The underlying American Funds represent a variety of fund categories, including growth funds, growth-and-income funds, equity-income funds, balanced funds and fixed income funds. The fund categories represent differing investment objectives. For example, growth funds seek long-term growth primarily through investing in both U.S. stocks and stocks of issuers domiciled outside the U.S. Growth-and-income funds seek long-term growth and income primarily through investments in stocks. Equity-income and balanced funds generally strive for income and growth through stocks and/or ~~bond~~ fixed income investments, while ~~bond~~ fixed income funds seek current income through ~~bond~~ fixed income investments.

10.

In the section captioned “Principal investment strategies,” please explain what happens to the fund after the target date has been reached, why the investment adviser will continue to manage the fund after such date, and why the fund will continue to invest in equity funds. In addition, please clarify that the investment allocations of the fund will continue to change over the thirty-year period after the target date has been reached.

Response: We have updated the disclosure to address this comment as reflected in our response to Comment No. 8 above.

11.

In the section captioned “Principal investment strategies,” please provide additional detail regarding the fixed income investments that may be held by the underlying funds.

Response: We have updated the disclosure to address this comment by adding the following paragraphs to the section captioned “Principal investment strategies”:

With respect to its fixed income investments, certain of the underlying funds in which the fund invests may have significant exposure to bonds rated BB+ or below and Ba1 or below by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser, or unrated but determined by the fund’s investment adviser to be of equivalent quality. Securities rated BB+ or below and Ba1 or below are sometimes referred to as “junk bonds.” Exposure to lower rated securities may help the fund achieve its objective of providing current income.

Certain of the underlying funds may hold securities issued and guaranteed by the U.S. government, securities issued by federal agencies and instrumentalities and securities backed by mortgages or other assets. Those underlying funds may also invest in the debt securities of governments, agencies, corporations and other entities domiciled outside the United States.

12.

Please explain why the four-year period prior to the launch of the fund is reflected in the glide path chart included in the section captioned “Principal investment strategies.” Alternatively, please consider modifying the glide path to eliminate this four-year period.

Response: Though we believe that the target allocations included in the glide path — even if they correspond with time periods that precede the fund’s launch date — are helpful to investors for comparative purposes, we will modify the glide path charts in the prospectus to eliminate any time periods that precede the fund’s launch date.

13.

Certain principal risks identified in the section captioned “Principal risks” were not identified as principal investment strategies of the fund. Please reconcile the principal risks disclosed in the section captioned “Principal risks” with the principal investment strategies disclosed in the section captioned “Principal investment strategies.”

Response: We have updated the disclosure to address this comment by expanding the disclosure regarding the fund’s principal investment strategies, as described in our response to Comment No. 11 above and Comment No. 22 below. With this change, we believe the disclosure regarding the fund’s principal investment strategies is appropriately aligned with the disclosure regarding the fund’s principal risks.

14.

Please supplementally identify the broad-based securities market index that each fund intends to disclose in the “Average annual total returns” table in the “Investment results” section of the prospectus once the fund has annual returns for at least one calendar year.

Response: Once the Target Date Funds have annual returns for at least one calendar year and, accordingly, begin to disclose investment results, each such Target Date Fund expects to disclose the returns of the broad-based securities market index set forth opposite such fund’s name in the table below:

Target Date Fund	Broad-Based Securities Market Index
American Funds IS 2035 Target Date Fund	Standard & Poor’s Target Date Through 2035 Index
American Funds IS 2030 Target Date Fund	Standard & Poor’s Target Date Through 2030 Index
American Funds IS 2025 Target Date Fund	Standard & Poor’s Target Date Through 2025 Index
American Funds IS 2020 Target Date Fund	Standard & Poor’s Target Date Through 2020 Index
American Funds IS 2015 Target Date Fund	Standard & Poor’s Target Date Through 2015 Index
American Funds IS 2010 Target Date Fund	Standard & Poor’s Target Date Through 2010 Index

15.

Please include the caption “Purchase and Sale of Fund Shares” and provide the appropriate disclosure to follow this caption, as required by Item 6 of Form N-1A.

Response: We have updated the disclosure to address this comment by adding the following:

Purchase and sale of fund shares Shares of the fund are not sold directly to the general public. The fund is offered only as an underlying investment option for variable insurance contracts, and insurance company separate accounts and qualified feeder funds — and not the holders of variable insurance contracts — are the shareholders of the fund. Although the fund does not require a minimum amount for initial or subsequent purchases from insurance companies, your insurance company may impose investment minimums for your purchases of the fund.

You may sell (redeem) shares on any business day. You must sell (redeem) shares through your insurance company.

16.

Please delete the first three sentences of the section captioned “Payments to broker-dealers and other financial intermediaries,” and/or revise the section as necessary to tailor the disclosure to funds offered by insurance companies.

Response: We have updated the disclosure to address this comment, as follows:

Payments to broker-dealers and other financial intermediaries ~~If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as an insurance company), the fund and the fund’s distributor or its affiliates may pay the intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your individual financial advisor to recommend the fund over another investment. Ask your individual financial advisor or visit your financial intermediary’s website for more information.~~ The fund is not sold directly to the general public but instead is offered as an underlying investment option for variable insurance contracts. ~~In addition to payments described above, the~~The fund and its related companies may make payments to the sponsoring insurance company (or its affiliates) for distribution and/or other services. These payments may be a factor that the insurance company considers in including the fund as an underlying investment option in the variable insurance contract. The prospectus (or other offering document) for your variable insurance contract may contain additional information about these payments.

Statutory Prospectus

17.

In the paragraph beginning “Investments in each fund . . .” in the section captioned “Investment objectives, strategies and risks,” please emphasize the following sentence: “For investors who are close to, or in retirement, each fund's equity exposure may result in investment volatility that could reduce an investor's available retirement assets at a time when the investor has a need to withdraw funds.”

Response: We have updated the disclosure to address this comment by placing the above-referenced sentence in bold text.

18.

In the paragraph beginning “An underlying fund may also hold . . .” in the section captioned “Investment objectives, strategies and risks,” please clarify whether the “other securities” referenced in the third sentence of such paragraph are similar to cash or cash equivalents. If such other securities are not similar to cash or cash equivalents, please provide additional detail regarding the nature of such securities.

Response: We have updated the disclosure to address this comment, as follows:

For temporary defensive purposes, an underlying fund may hold all, or a significant portion, of its assets in cash, cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) or other similar securities that may be deemed appropriate by the underlying fund’s investment adviser.

19.

Please inform the Staff supplementally of the limit the fund intends to place on investments in illiquid assets.

Response: We hereby confirm that each Target Date Fund intends to invest in a mix of American Funds. Generally, each underlying American Fund’s aggregate holdings in illiquid assets may not exceed 15% of such fund’s net assets and, accordingly, each Target Date Fund’s assets, on a look-through basis, are not expected to exceed 15% of the fund’s assets.

20.

Please confirm that the Target Date Funds’ derivatives disclosure is consistent with the Staff’s guidance as articulated in the July 30, 2010 letter from Barry D. Miller, Associate Director in the Office of Legal and Disclosure at the SEC, to the Investment Company Institute regarding derivatives-related disclosures by investment companies (the “ICI Derivatives Letter”).

Response: We believe that the Target Date Funds’ derivatives-related disclosure is consistent with the substantive guidance set forth in the ICI Derivatives Letter.

21.

In the section captioned “Investment objectives, strategies and risks,” please state whether the additional risks associated with investing in the underlying funds are principal risks of investing in the fund.

Response: We have updated the disclosure to address this comment, as follows:

The following are additional risks associated with investing in the underlying funds and are not principal risks associated with the fund’s investment strategies.

22.

In the section captioned “Investment objectives, strategies and risks,” please clarify whether the additional risks associated with (a) interest rate, (b) investing in income-oriented stocks or (c) exposure to country, region, industry or sector are principal risks of investing in the fund.

Response: The risks associated with interest rate and investing in income-oriented stocks are principal risks associated with the underlying funds’ investment strategies. We have updated the disclosure to address this comment by describing such risks in the section that lists the principal risks associated with the underlying funds’ investment strategies.

However, it is not an investment strategy of the fund to invest in securities of issuers in any particular country, region, industry or sector in any amount. As such, we hereby confirm that the risks associated with exposure to a particular country, region, industry or sector are not principal risks of investing in the fund.

23.

In the section captioned “Information regarding the underlying funds,” please consider clarifying that equity-income funds are distinct from balanced funds. As written, one could be confused as to whether equity-income funds and balanced funds are categorized as the same type of funds.

Response: We have updated the disclosure to address this comment by listing equity-income funds and balanced funds as two separate categories of underlying funds. Equity-income funds will include Capital Income Builder and The Income Fund of America, and balanced funds will include American Balanced Fund and American Funds Global Balanced Fund.

Statement of Additional Information

24.

In the section captioned “Fund policies,” please consider including additional information regarding fundamental policy 1d.

Response: The Instructions to Item 16(c) of Form N-1A provide that if the fund reserves freedom of action with respect to any fund policies, the statement of additional information must include certain additional disclosure. We believe that fundamental policy 1d is sufficiently clear on its face in that the funds may not purchase or sell real estate or commodities. As such, we do not believe that any further disclosure in this regard is necessary.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0956.

Sincerely,

/s/ Katherine Z. Solomon

Katherine Z. Solomon

Counsel

Exhibit A

Prospectus – Class 1, Class 1A and Class 2 shares

American Funds IS 2035 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1, Class 1A or Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1	Class 1A	Class 2
Management fees	None	None	None
Distribution fees	None	None	0.25%
Other expenses[1]	0.07%	0.32%	0.07
Acquired (underlying) fund fees and expenses[1]	0.36	0.36	0.36
Total annual fund operating expenses	0.43	0.68	0.68
Expense reimbursement[2]	0.01	0.01	0.01
Total annual fund operating expenses after expense reimbursement	0.42	0.67	0.67
[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1, Class 1A and Class 2 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 1	$43	$137
Class 1A	68	217
Class 2	68	217

American Funds IS 2030 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1, Class 1A or Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1	Class 1A	Class 2
Management fees	None	None	None
Distribution fees	None	None	0.25%
Other expenses[1]	0.07%	0.32%	0.07
Acquired (underlying) fund fees and expenses[1]	0.35	0.35	0.35
Total annual fund operating expenses	0.42	0.67	0.67
Expense reimbursement[2]	0.01	0.01	0.01
Total annual fund operating expenses after expense reimbursement	0.41	0.66	0.66

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1, Class 1A and Class 2 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 1	$42	$134
Class 1A	67	213
Class 2	67	213

American Funds IS 2025 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1, Class 1A or Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1	Class 1A	Class 2
Management fees	None	None	None
Distribution fees	None	None	0.25%
Other expenses[1]	0.07%	0.32%	0.07
Acquired (underlying) fund fees and expenses[1]	0.32	0.32	0.32
Total annual fund operating expenses	0.39	0.64	0.64
Expense reimbursement[2]	0.01	0.01	0.01
Total annual fund operating expenses after expense reimbursement	0.38	0.63	0.63

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1, Class 1A and Class 2 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 1	$39	$124
Class 1A	64	204
Class 2	64	204

American Funds IS 2020 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1, Class 1A or Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1	Class 1A	Class 2
Management fees	None	None	None
Distribution fees	None	None	0.25%
Other expenses[1]	0.07%	0.32%	0.07
Acquired (underlying) fund fees and expenses[1]	0.30	0.30	0.30
Total annual fund operating expenses	0.37	0.62	0.62
Expense reimbursement[2]	0.01	0.01	0.01
Total annual fund operating expenses after expense reimbursement	0.36	0.61	0.61

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1, Class 1A and Class 2 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 1	$37	$118
Class 1A	62	198
Class 2	62	198

American Funds IS 2015 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1, Class 1A or Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1	Class 1A	Class 2
Management fees	None	None	None
Distribution fees	None	None	0.25%
Other expenses[1]	0.07%	0.32%	0.07
Acquired (underlying) fund fees and expenses[1]	0.30	0.30	0.30
Total annual fund operating expenses	0.37	0.62	0.62
Expense reimbursement[2]	0.01	0.01	0.01
Total annual fund operating expenses after expense reimbursement	0.36	0.61	0.61

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1, Class 1A and Class 2 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 1	$37	$118
Class 1A	62	198
Class 2	62	198

American Funds IS 2010 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 1, Class 1A or Class 2 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1	Class 1A	Class 2
Management fees	None	None	None
Distribution fees	None	None	0.25%
Other expenses[1]	0.07%	0.32%	0.07
Acquired (underlying) fund fees and expenses[1]	0.30	0.30	0.30
Total annual fund operating expenses	0.37	0.62	0.62
Expense reimbursement[2]	0.01	0.01	0.01
Total annual fund operating expenses after expense reimbursement	0.36	0.61	0.61

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 1, Class 1A and Class 2 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 1	$37	$118
Class 1A	62	198
Class 2	62	198

Prospectus – Class 4 shares

American Funds IS 2035 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 4 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 4
Management fees	None
Distribution fees	0.25%
Other expenses[1]	0.32
Acquired (underlying) fund fees and expenses[1]	0.36
Total annual fund operating expenses	0.93
Expense reimbursement[2]	0.01
Total annual fund operating expenses after expense reimbursement	0.92
[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 4 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 4	$94	$295

American Funds IS 2030 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 4 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 4
Management fees	None
Distribution fees	0.25%
Other expenses[1]	0.32
Acquired (underlying) fund fees and expenses[1]	0.35
Total annual fund operating expenses	0.92
Expense reimbursement[2]	0.01
Total annual fund operating expenses after expense reimbursement	0.91

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 4 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 4	$93	$292

American Funds IS 2025 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 4 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 4
Management fees	None
Distribution fees	0.25%
Other expenses[1]	0.32
Acquired (underlying) fund fees and expenses[1]	0.32
Total annual fund operating expenses	0.89
Expense reimbursement[2]	0.01
Total annual fund operating expenses after expense reimbursement	0.88

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 4 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 4	$90	$283

American Funds IS 2020 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 4 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 4
Management fees	None
Distribution fees	0.25%
Other expenses[1]	0.32
Acquired (underlying) fund fees and expenses[1]	0.30
Total annual fund operating expenses	0.87
Expense reimbursement[2]	0.01
Total annual fund operating expenses after expense reimbursement	0.86

[1]	Based on estimated amounts for the current fiscal year.

[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 4 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 4	$88	$277

American Funds IS 2015 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 4 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 4
Management fees	None
Distribution fees	0.25%
Other expenses[1]	0.32
Acquired (underlying) fund fees and expenses[1]	0.30
Total annual fund operating expenses	0.87
Expense reimbursement[2]	0.01
Total annual fund operating expenses after expense reimbursement	0.86

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 4 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 4	$88	$277

American Funds IS 2010 Target Date Fund

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold an interest in Class 4 shares of the fund. It does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher.

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 4
Management fees	None
Distribution fees	0.25%
Other expenses[1]	0.32
Acquired (underlying) fund fees and expenses[1]	0.30
Total annual fund operating expenses	0.87
Expense reimbursement[2]	0.01
Total annual fund operating expenses after expense reimbursement	0.86

[1]	Based on estimated amounts for the current fiscal year.
[2]	The investment adviser is currently reimbursing a portion of the other expenses for each share class. This reimbursement will be in effect through at least December 6, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Example This example is intended to help you compare the cost of investing in Class 4 shares of the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract fees and expenses. If insurance contract fees and expenses were reflected, expenses shown would be higher. The example reflects the expense reimbursement described above through the expiration date of such reimbursement and total annual fund operating expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Class 4	$88	$277